INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-117699 of China Energy Ventures Corp. of our report dated April 30, 2004 except for Note 17, as to which the date is July 5, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Vector Energy West LLP’s ability to continue as a going concern and status as a development stage enterprise) on the financial statements of Vector Energy West LLP, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Interest of Named Experts” in such Prospectus.

/s/ Deloitte & Touche

TOO Deloitte & Touche

Almaty, Kazakhstan

September 23, 2004